UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

23ANDME HOLDING CO.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

90138Q 108

 (CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2024

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 405552100	13D/A2	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 39,660,487 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 39,660,487 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,660,487 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

 Footnote:

(1) Represents shares of the Issuer’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) that may be obtained upon the conversion of shares of Class B Common Stock (“Class B Common Stock”) held by the reporting persons. Class B Common Stock, which is not registered under the Securities Exchange Act of 1934, as amended, is convertible into shares of Class A Common Stock at the option of the holder on a share-for-share basis.

(2) The percentage reported herein is based upon (i) 315,436,358 shares of Class A Common Stock of 23andMe Holding Co. (the “Issuer”) outstanding as of January 31, 2024, as reported in the Issuer’s Form 10-Q furnished with the Securities and Exchange Commission (the “SEC”) on February 7, 2024, and (ii) 39,660,487 shares of Class B Common Stock held directly by Glaxo Group Limited (“GGL”), an indirect wholly owned subsidiary of GSK plc (“GSK”).

CUSIP No. 405552100	13D/A2	Page 3 of 6

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on November 4, 2022, as amended on January 20, 2023 (the “Schedule 13D”) with respect to the Class A Common Stock of the Issuer, a Delaware incorporated company. GSK is filing this amendment to disclose its new percentage beneficial ownership in the Issuer, which has been decreased as a result of an increase in the outstanding Class A Common Stock of the Issuer. The Issuer’s principal executive offices are located at 349 Oyster Point Boulevard South San Francisco, California 94080.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5 (a) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a.	GSK beneficially owns 39,660,487 shares of Class B Common Stock, which represents 11.2% of the 315,436,358 shares of Class A Common Stock of the Issuer outstanding as of January 31, 2024, as reported in the Issuer’s Form 10-Q on February 7, 2024 and the 39,660,487 shares of Class B Common Stock held by GGL.

CUSIP No. 405552100	13D/A2	Page 4 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 9, 2024

GSK plc

By:	/s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

CUSIP No. 405552100	13D/A2	Page 5 of 6

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Sir Jonathan Symonds CBE	980 Great West Road Brentford Middlesex TW8 9GS, England	Chair and Company Director	British

Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British

Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director and Chief Financial Officer	British

Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Dr. Hal Barron	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Wendy Becker	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	British, US & Italian

Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss

Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

CUSIP No. 405552100	13D/A2	Page 6 of 6

GSK Leadership Team

Name	Business Address	Principal Occupation or Employment	Citizenship

Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Executive Officer	British

Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Financial Officer	British

Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian

James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US

Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British

Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian

Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US

David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British

Regis Simard	980 Great West Road Brentord Middlesex TW8 9GS, England	President, Global Supply Chain	French & British

Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British

Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO, ViiV Healthcare, and President Global Health	British

Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British